May 25, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Pamela Long

                     Assistant Director

Re:	Mitcham Industries, Inc.
Registration Statement on Form S-1(File No. 333-208177)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 23, 2016, in which we requested that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement would become effective on Wednesday, May 25, 2016, at 3:30 p.m., Eastern Time, or as soon thereafter as practicable, pursuant to Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Please direct any questions that you have with respect to the foregoing to, or if any additional supplemental information is required by the staff of the Division of Corporate Finance please contact, Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

MITCHAM INDUSTRIES INC.

By:	/s/ Robert P. Capps
Name:	Robert P. Capps
Title:	Co-Chief Executive Officer and Chief Financial Officer

cc:	Frank Pigott (Staff Attorney)
Gillian A. Hobson (Vinson & Elkins L.L.P.)